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                            December 22, 2021

       Brian Mitts
       Chief Financial Officer
       VineBrook Homes Trust, Inc.
       2515 McKinney Avenue, Suite 1100
       Dallas, TX

                                                        Re: VineBrook Homes
Trust, Inc.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form 10-12G
                                                            Response Dated
October 15, 2021
                                                            File No. 000-56274

       Dear Mr. Mitts:

              We have reviewed your October 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2021 letter.

       Amendment No. 4 to Registration Statement on Form 10-12G Filed September 8, 2021

       General

   1. We note that your disclosure of the Pro Forma Statement of Operations Data is not in
                                                        accordance with Article
11 of Reg S-X. Please remove the pro forma information,
                                                        including the labeling
and adjustments. However, we do not object to you retaining the unaudited, unadjusted
financial information provided by the sellers as material
                                                        information. Please
also expand your MD&A discussion to discuss the material impact that the acquisitions
are reasonably likely to have on your revenues and expenses. See
                                                        Item 303(b)(2)(ii) of
Regulation S-K for reference.
   2. Please provide us with the summary of the revised OP LPA which you propose to include
 Brian Mitts
VineBrook Homes Trust, Inc.
December 22, 2021
Page 2
      in future filings. In this regard, it appears your disclosure should describe that the makeup of the Partnership Board will be determined by the mutual consent of you and an affiliate of your Adviser, and how this arrangement compares with the economic interests in the operating partnership. It should also disclose Mr. Dondero's continued affiliation with your Adviser, clarifying whether Mr. Dondero retains shared voting and dispositive power of the OP Units held by NexPoint Advisors, L.P., or if another person now beneficially owns such securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp at (202) 551-3805 or Kristina Marrone at
(202) 551-3429
if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian Mitts
                                                            Division of
Corporation Finance
Comapany NameVineBrook Homes Trust, Inc.
                                                            Office of Real
Estate & Construction
December 22, 2021 Page 2
cc:       Justin S. Reinus, Esq.
FirstName LastName